Exhibit 99.1

 Integrated Developer, Owner and Operator of Renewable Energy Projects  Investors Presentation – January 2022

 General:The information contained in this presentation is subject to, and must be read in conjunction with, all other publically available information, including our Annual Report on Form 20-F for the year ended December 31, 2020, and other filings that we make from time to time with the SEC. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only based on such information as is contained in such public filings, after having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, we give no advice and make no recommendation to buy, sell or otherwise deal in our shares or in any other securities or investments whatsoever. We do not warrant that the information is either complete or accurate, nor will we bear any liability for any damage or losses that may result from any use of the information.Neither this presentation nor any of the information contained herein constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. No offering of securities shall be made in Israel except pursuant to an effective prospectus under the Israeli Securities Law, 1968 or an exemption from the prospectus requirements under such law.Historical facts and past operating results are not intended to mean that future performances or results for any period will necessarily match or exceed those of any prior year.This presentation and the information contained herein are the sole property of the Company and cannot be published, circulated or otherwise used in any way without our express prior written consent.Information Relating to Forward-Looking Statements:This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this presentation regarding our plans, the objectives of management and projections of results are forward-looking statements. Such forward looking statements include projected financial information. Such forward looking statements with respect to revenues,  earnings, performance, strategies, prospects, income, expenses and other aspects of the business of the Company are based on current expectations that are subject to risks and uncertainties, including risks relating to the ability to procure financing for new projects, delays in construction, inability to obtain permits, timely or at all, and are based on the current government tariff and/or commercial agreements relating to each project and on the current or expected licenses and permits of each project. In addition, the details, including projections, concerning  projects that are under development or early stage development that are included in the presentation are based on the current internal assessments of the Company’s management and there is no certainty or  assurance as to the ability of the Company to advance or complete these projects as the advancement of such projects requires, among other things, approvals, land rights, permits and financing (both equity and project financing). The use of  certain words, including the words “estimate,” “project,” “intend,” “expect”, ”plan”, “believe,” “will” and similar expressions are intended to identify forward-looking statements within the meaning of the Private  Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including changes in the regulation and climate, inability to obtain financing required for the development and construction of projects, delays in the commencement of operations of the projects under development, limited scope of projects identified for future development, our inability to reach the milestones required under the conditional license of the Manara project, delays in the development and construction of other projects under development, fluctuations in exchange rates and the impact of the Covid-19 pandemic on the Company’s operations and projects, including in connection with steps taken by authorities in countries in which the Company operates, changes in the market prices of electricity and in demand, regulatory changes, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil and technical and other disruptions in the operations or construction of the power plants owned by the Company. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with SEC, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and we do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.  2  Disclaimers

 Investor Highlights   Financial and technological expertiseRenewable energy as a long term, adaptable business                    3  Trusted by financial institutes and banks  From development to operation  Active in various markets and locations  Ongoing growth with conservative leverage ratios  Public company traded in TASE & NYSE American for 1,123M NIS as of January 17, 2022

           Our Vision    To be ahead of the curve in green energy generation and storage technologies.  To be a profitable and sustainable business based on enhanced financing strategies and advanced technological expertise.  To provide comprehensive solutions, from development to operation, enabling a stable supply of renewable energy from varied sources.  To protect the environment and benefit society by providing clean and cheap energy from renewable sources.    4

   Continuous growthGrowing our renewable energy and power generation activities– from development tooperation – in Europe and Israel.  Constant cash flowCreating continuous cash flow from various assets in diverse renewable energy and energy storage applications.  Monetary PolicyMaintaining conservative leverage ratios and monetary strength.  Our ObjectivesEnergy Revolution as a Long-Term, Profitable Business          5

 Business Development Roadmap                  Talasol, Spain – Signed a PPA for 80% of the expected output  6  Sold 49% of Talasol  2019  2020  Talasol entered into financing agreements with Deutsche Bank and EIB  Commercial operation of second biogas project in the Netherlands  Financial closing and start construction in Talasol  Sold 22.6 MW Italian PV portfolio with profit of ~ 19Mil €  Executed 2 Framework Agreements for the Development of 515 MW PV Projects in Italy  Acquired remaining 49%of NL biogas projects  Talasol connection tothe grid (December 2020)  Won 20 MW PV + storage in a quota tender process published by the Israeli Electricity Authority Project includes:40 MWH DC power80 MWH battery storage  Acquired Gelderland biogas project in the Netherlands, with a permit to produce~ 7.5 million Nm3 per year and actual production capacity of ~ 9.5 million Nm3 per year  2018  2021  Financial closing Manara Pumped Storage Project ((PSP) (February 2021  Manara PSP, Notice to proceed to the EPC (contractor (April 2021   28 MW PV project, SpainNotice to proceed (June 7, 2021)  20 MW PV in Italy ready for construction at end of year439 MW PV in Italy in advanced development stage

 Financial Forecast (in million of Euro)  7  Revenues  51-54  60-62  73-75  85-88  95-98  Adjusted EBITDA from projects  33-34  41-42  52-53  62-63  73-74  Adjusted EBITDA  28-29  36-37  47-48  57-58  68-69  Adjusted FFO from projects  23-24  31-32  41-42  51-52  61-62  Adjusted FFO  15-16  23-24   32-33   40-41  50-51  Net Profit (loss)  (12)-(11)   8-9   9-10    11-12   16-17  The PV Plant located in Talmei Yosef, Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12. Including the Company's share in Dorad. The Company’s share in Dorad is presented based on expected distributions of profits and not on the basis of equity gain using the equity method.The Talasol PV plant’s expected revenues, Adjusted EBITDA and Adjusted FFO include minority holdings.Adjusted FFO is presented after projects and corporate financing and tax expenses.  See Appendix A for reconciliation and disclosure regarding the use of non-IFRS financial measures  •  •  Expected construction   115 MW PV  •  •  Expected construction   352 MW PV  * The update to the previously published projected income/loss for the year ended December 31, 2021 is mainly due to financing expenses expected to be recorded in the fourth quarter of 2021 in connection with the refinancing of the Talasol PV Plant project finance, in the aggregate amount of approximately €15 million.   *

                 Development Projects – Growth  8  Early Stage Development 850 MW  Under Advanced Development 479 MW  Italy+ Spain - aggregated 850 MW PV   Israel - 40 MW PV + Storage  Under / Ready for Construction 204 MW  Connected to the grid 416 MW   Dorad Power Station  Manara Cliff, Pumped Storage - 156 MW   Italy - 439 MW PV   Italy - 20 MW PV Spain - 28 MW PV  Biogas - Netherlands  PV - Spain & Israel   For 100% holding (other than Dorad for which only the Company’s share is presented).

   Diverse Green Energy Infrastructure          Development, Construction, Operation     Solar Energy | PV  9   Waste to Energy | Bio Gas   Clean Energy | Natural Gas   Energy Storage | Pumped Storage

 10  Projects Summary (EUR Millions)  Projects  %Ownership  License  MW  Expected Distribution in 2021  Expected Annual Revenues in 2021  Expected Annual Adjusted EBITDA in 2021  Expected Annual Adjusted FFO in 2021  Expected Debt as of December 31, 2021  Expected interest on bank loans in 2021  Expected Cash flow in 2021  Connected to the grid and operating                      Spain – Talasol PV  51%    300 MW    28-29 (*)   22-23 (*)  16-17 (*)   175(*)   3.7 (*)  38 (**)  Spain – 4 PV  100%  2041  7.9 MW    2.9  2.0  1.5  14.4  0.4  0.5  Israel – Talmei Yosef PV(1)  100%  2033  9 MW    4.2  3.6  2.8  16  0.8  1.0  The Netherlands-Biogas  100%  2031  19 MW baseload equal to 1,800 m3/h gas production    13  2.3  1.8  12  0.5  0.5  Israel – Dorad (based on 2020reports) (2)  ~9.4%  2034  860 MW (the company’s share is ~ 80 MW)  2.5  52  12  -  -  -  2.5  Total Installed      416 MW                (1) The PV Plant located in Talmei Yosef, Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12(2) The figures represent the Company’s share  See Appendix A for reconciliation and disclosure regarding the use of non-IFRS financial measures  * For 100% holding. The Company’s share is 51%  ** Including the refinancing of the Talasol PV Plant project finance

 Projects Summary (EUR Millions)    %Ownership  License  MWp/ MWp/h  Expected Annual Revenues        Under / Reay for Construction                            Spain -PV  11  100%  Expected production start: 2022  28 MW  Israel – Manara Cliff  83.34%  Expected production start: 2026  156 MW  Under Development  Israel - PV + Storage  100%  Expected production start: 2023  40 MW  Italy - PV  100%  Expected productionstart: 2021-2023  439 MW  Early stage development Italy + Spain - PV  100%  850 MW  Total Under Development  1,329 MW  ** On an average basis for 100% holding. The Company’s share is ~ 83.34%. Based on the NIS/EUR exchange rate as of December 31, 2021 : NIS 3.5199/1 EUR  Projects  Expected Annual EBITDA   3 (*)  74 (**)  33 (**)  2.5 (*)    204 MW  Total Under / Ready for Construction    Italy - PV  100%  Expected production start: 2022  20 MW   1.8 (*)   1.4 (*)  The Company will be required to raise additional funds in order to fulfill its development plans.  Expected Annual FFO   Expected Cost   19.6  1.4 (*)  23 (**)  476  17.3  * On an average basis. Full equity.   2.5 (*)

     12  G.G.GELDERLAND   Acquired December 2020   Production License : 7.5 MIL     M3 gas Per/year

 Waste-to-Energy (Biogas) Projects  13  EUR Millions  2021 (E)  2022 (E)  2023 (E)  Revenues    14  15  Cost of Sale        Gross Margin        Opex    -2.7  -2.7  Ebitda        Interest on bank loans        Taxes on income  -  -  -  Adjusted FFO    2.8  3.8  See Appendix C for reconciliation and disclosure regarding the use of non-IFRS financial measures  13  -8  5  -2.7  1.8  2.3  -0.5  3.2  4.2  -0.4  -0.4  6.9  5.9  -8.1  -8.1

 Israel - Manara Cliff- Pumped storage projectTotal storage capacity ~ 1900 MWh   Expected Capacity: 156 MW    Location:Manara Cliff - Israel    Expected Cost:EUR 476M ~      Ownership:Ellomay Capital Ltd. - 83.34 % AMPA Investments Ltd. - 16.66% *    Plant type:1 pumped hydro storage plant    Notice To Proceed (NTP):April 2021    14      Expected EBITDA**:   33M EUR ~  Expected Revenues **:  74M EUR ~  * Sheva Mizrakot Ltd. Holds 25% of the Manara project. 66.67% of Sheva Mizrakot is owned by Ampa Investments Ltd. (representing 16.66% of the Manara project) and the remaining 33.33% are indirectly owned by the Company (representing 8.34%).  ** On an average basis for 100% holding. The Company’s share is ~ 83.34%. Based on the NIS/EUR exchange rate as of December 31, 2021 : NIS 3.5199/1 EUR

   15  Talasol 300 MW PV Plant  Panoramic view

   Spain – Talasol  Business strategy and timeline:  Acquired:2017    Capacity:300 MW    Plant type:1 PV plant    Starting power production: December 2020    Location:Talaván, Cáceres, Spain    Final Cost: 227M EUR    Expected Annual Revenue:EUR 25M    June 2018: METKA –procurement and engineering agreement  June 2018:PPA agreement, 80% for 10 years  July 2018: Interest hedging GOLDMAN SACHS  December 2018: Financing from DEUTSCHE BANK and EIB –EUR 131 Million  April 2019:Sold 49% of Talasol Equity for EUR 16.1 M and start of construction  December 2020: Connection to the gridPreliminary Acceptance Certificate (PAC) January 27, 2021  16  * On an average annual basis. Forecast is provided for 100% holding (the Company’s share is 51%)  *

   Framework Agreements for the Development of 1209, MW PV Projects in Italy  Expected Capacity:    Expected power production*:    Expected Cost:    1,209 MW    122 MW – 2022    ~ 800M EUR        222 MW -  2023          115 MW -  2024          352 MW -  2025          398 MW -  2026                  Location:Italy    Signed:2020    Plant type:Multi PV plants    17

   Tender winning date  July 14, 2020  Location  Israel  Total installed capacity (MWh) –DC*  40  Total installed capacity (MWh, Calc.) –AC*  20  % of electricity through battery  19.7%  Expected annual power production (MW)  72,771  Expected construction cost  NIS 160 M  Tariff (Ag)  19.90  License operation period (years)  23  * This capacity may include more then one project  * Source: https://www.nrel.gov/research/publications.html  PV + Storage in Israel  18

 Key Balance Sheet Figures  19  December 31,2017    % Of BS  December 31,2018  % Of BS  December 31,2019  % Of BS  December 31,2020  % Of BS  Cash and cash equivalent, deposits and marketable securities  26,124  13%  39,014  18%  53,197  17%  76,719  17%  Financial Debt*  106,515  54%  117,435  56%  164,904  53%  280,893  61%  Financial Debt, net*  80,391  41%  78,421  37%  111,707  36%  204,174  44%  Property, plant and equipment net (mainly in connection with PV Operations)  78,837  40%  87,220  41%  114,389  37%  264,095  57%  Investment in Dorad  30,820  16%  28,161  13%  33,561  11%  32,234  7%  CAP*  184,015  93%  194,392  92%  272,470  88%  405,919  88%  Total equity  77,500  39%  76,957  36%  107,566  35%  125,026  27%  Total assets  198,088  100%  211,160  100%  310,172  100%  460,172  100%  * See Appendix B for calculations  (EUR thousands)

 Key Financial Ratios    December 31 ,2017  December 31 ,2018  December 31,2019  December 31,2020  Financial Debt to CAP *  58%  60%  61%  69%  Financial Debt, net to CAP *  44%  40%  41%  50%  * See Appendix B for calculations  Strong Balance Sheet, Sufficient Liquidity      20

       Summary  Renewable energy industry enjoys favorable business prognosis and supportive regulation  Competitive pricing, no need for governmentalsubsidizing  High segmental and  geographic diversity. Revenue  not dependent on a specific  project  Long term agreements reduce demand market risk  Value based financing policy with conservative leverage, high capital and investment ratios  Continuous growth.  Sustainable, proven business  experience                  21

 22  Israel - Renewable Energy Production Goals            5.00%  10%  20%  30%  35.00%30.00%25.00%20.00%15.00%10.00%5.00%0.00%  2025  2030  2.26%Actually produced  Expected to increase to 25-30% by 2030  2020  2014

 The Photo-Voltaic effect enables conversion of light into electricity using semiconductors.  IEA:PV expected todoubleuntil 2023  The Photo-Voltaic Market Overview    https://www.iea.org/renewables2018/  ©OECD/IEA  Bioenergy                Solar Thermal  23  Hydropower  Geothermal  Wind  Marine  Solar PV  Renewable energy consumption by technology, 2017-2023

 Waste-to-Energy Market Overview  Biogas is a renewable energy source, produced by fermentation of organic matter.  Expected CAGR 2018-2024 is 6%*          Number of biogas plants per 1 Mio capita in European countries in 2017  28.43  30.14  31.95  33.87  35.9  38.05  40.33   2017 2018 2019 2020 2021 2022 2023  136.1  24  53  5.8  19.9  11.1  4.2  8.0  8.2  25.912  * https://www.statista.com/statistics/480452/market-value-of-waste-to-energy-globally-projection/ http://european-biogas.eu/2019/02/01/eba-annual-report-2019/

 The Pumped Hydro Storage method stores energy in the form of gravitational potential energy of water, pumped from a lower elevation reservoir to a higher elevation.  365/24/7Energy storage enables power delivery all day and all year round.  Pumped Hydro Storage Market Overview  https://www.gminsights.com/industry-analysis/pumped-hydro-storage-market              2017:worth over USD 300 Billion  25  2024:Cumulative installationis set to exceed 200 GW

 THANK YOU  For further Info:Ran Fridrich, CEO: ranf@ellomay.comKalia Rubenbach, CFO: kaliaw@ellomay.comwww.ellomay.com

 Appendix A – Adjusted EBITDA and Adjusted FFO  27  Use of NON-IFRS Financial MeasuresAdjusted EBITDA and Adjusted FFO are non-IFRS measures. EBITDA is defined as earnings before financial expenses, net, taxes, depreciation and amortization and FFO (funds from operations) is calculated by adding tax and financing expenses to EBITDA. The Company uses the terms “Adjusted EBITDA” and “Adjusted FFO” to highlight the fact that in the calculation of these non-IFRS financial measures the Company presents the revenues from the Talmei Yosef PV plant under the fixed asset model and not under IFRIC 12, presents its share in Dorad based on distributions of profit and not on the basis of equity gain using the equity method and includes the financial results of Talasol for the period prior to achievement of PAC that were not recognized in the profit and loss statement based on accounting rules. The Company presents these measures in order to enhance the understanding of the Company’s operating performance and to enable comparability between periods. While the Company considers these non-IFRS measures to be important measures of comparative operating performance, these non-IFRS measures should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. These non-IFRS measures do not take into account our commitments, including capital expenditures and restricted cash and, accordingly, are not necessarily indicative of amounts that may be available for discretionary uses. In addition, Adjusted FFO does not represent and is not an alternative to cash flow from operations as defined by IFRS and is not an indication of cash available to fund all cash flow needs, including the ability to make distributions. Not all companies calculate Adjusted EBITDA or Adjusted FFO in the same manner, and the measures as presented may not be comparable to similarly-titled measures presented by other companies. Our actual Adjusted EBITDA and Adjusted FFO may not be indicative of our historic operating results; nor is it meant to be predictive of potential future results. The Company uses these measures internally as performance measures and believes that when these measures are combined with IFRS measures they add useful information concerning the Company’s operating performance. A reconciliation between measures on an IFRS and non-IFRS basis is provided in this slide.  Reconciliation of Net Income to Adjusted EBITDA & Adjusted FFO (in € millions)    2021 (E)  2022 (E)  2023 (E)  2024 (E)  2025 (E)  Net income (loss) for the period, adjusted as set forth in the notes below  (12)-(11)  8-9  9-10  11-12  16-17  Financing expenses  27-29  11  13  14  14  Taxes on income (tax benefit)   (3)   2  3  3  4  Depreciation  15  15  22  29  34  Adjusted EBITDA  28-29  36-37  47-48  57-58  68-69  Interest on bank loans, debentures and others  (12)  (11)  (12)  (13)  (14)  Taxes on income paid in cash  (1)  (2)  (3)  (4)  (4)  Adjusted FFO  15-16  23-24  32-33  40-41  50-51  The PV Plant located in Talmei Yosef, Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12.The company’s share in Dorad is presented based on distributions of profits and not on the basis of equity gain using the equity method.The expected revenues, Adjusted EBITDA and FFO of the Talasol PV plant include minority holdings.Adjusted FFO is presented after projects and corporate financing and tax expenses.  •  •  •  •              Adjusted EBITDA  28-29  36-37  47-48  57-58  68-69  G&A corporate and project development costs   5  5  5  5  5  Adjusted EBITDA from projects  33-34  41-42  52-53  62-63  73-74                          Adjusted FFO  15-16  23-24  32-33  40-41  50-51  G&A corporate and project development costs   5  5  5  5  5  Interest on debentures  3  3  4  6  6  Adjusted FFO from projects  23-24  31-32  41-42  51-52  61-62

   As of December31,    As of December31,    As of December31,    As of December31,      2017    2018    2019    2020    Current liabilities                  Current maturities of long term bank loans  €  (3,103)  €  (5,864)  €  (4,138)  €  (10,232)  Current maturities of long term loans  €  -  €  -  €  -  €  (4,021)  Debentures  €  (4,644)  €  (8,758)  €  (26,773)  €  (10,600)  Non-current liabilities                  Finance lease obligations  €  (3,690)  €  -  €  -  €  -  Long-term bank loans  €  (42,091)  €  (60,228)  €  (40,805)  €  (134,520)  Other long-term loans   €  -  €  -  €  (48,377)  €  (49,396)  Debentures  €  (52,987)  €  (42,585)  €  (44,811)  €  (72,124)  Financial Debt (A)  €  (106,515)  €  (117,435)  €  (164,904)  €  (280,893)  Less:                  Cash and cash equivalents  €  23,962  €  36,882  €  44,509  €  (66,845)  Marketable Securities  €  2,162  €  2,132  €  2,242  €  (1,761)  Short term deposits  €  -  €  -  €  -  €  (8,113)  Financial Debt, net (B)  €  (80,391)  €  (78,421)  €  (118,153)  €  (212,287)                    Total equity (C)  €  (77,500)  €  (76,957)  €  (107,566)  €  (125,026)  Financial Debt (A)  €  (106,515)  €  (117,435)  €  (164,904)  €  (280,893)  CAP (D)  €  (184,015)  €  (194,392)  €  (272,470)  €  (405,919)                    Financial Debt to CAP (A/D)  58%    60%    61%    69%    Financial Debt, net to CAP (B/D)  44%    40%    43%    50%    28  Appendix B – Leverage Ratios  Use of NON-IFRS Financial MeasuresThe Company defines Financial Debt as loans and borrowings plus debentures (current liabilities) plus finance lease obligations plus long-term bank loans plus debentures (non-current liabilities), Financial Debt, Net as Financial Debt minus cash and cash equivalent minus investments held for trading minus short-term deposits and CAP as equity plus Financial Debt. The Company presents these measures in order to enhance the understanding of the Company’s leverage ratios and borrowings.While the Company considers these measures to be an important measure of leverage, these measures should not be considered in isolation or as a substitute for long-term borrowings or other balance sheet data prepared in accordance with IFRS as a measure of leverage. Not all companies calculate these measures in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies.  Calculation of Leverage Ratios (in € thousands)

 Appendix C – Biogas EBITDA and Adjusted FFO  29  Use of NON-IFRS Financial MeasuresEBITDA and Adjusted FFO are non-IFRS measures. EBITDA is defined as earnings before financial expenses, net, taxes, depreciation and amortization and FFO (funds from operations) is calculated by adding tax and financing expenses to EBITDA. The Company uses the term “Adjusted FFO” to highlight the fact that the financing expenses presented in the calculation of Adjusted FFO exclude interest on inter-company loans. The Company presents these measures in order to enhance the understanding of the Company’s bio gas operations and to enable comparability between periods. While the Company considers these non- IFRS measures to be important measures of comparative operating performance, these non-IFRS measures should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. These non-IFRS measures do not take into account our commitments, including capital expenditures and restricted cash and, accordingly, are not necessarily indicative of amounts that may be available for discretionary uses. In addition, Adjusted FFO does not represent and is not an alternative to cash flow from operations as defined by IFRS and is not an indication of cash available to fund all cash flow needs, including the ability to make distributions. Not all companies calculate EBITDA or Adjusted FFO in the same manner, and the measures as presented may not be comparable to similarly-titled measures presented by other companies. The Company uses these measures internally as performance measures and believes that when these measures are combined with IFRS measures they add useful information concerning the Company’s operating performance. A reconciliation between measures on an IFRS and non-IFRS basis is provided in this slide.  Reconciliation of Biogas Net Income to EBITDA & Adjusted FFO (in € millions)    2021 (E)  2022 (E)  2023 (E)  Net Income (loss) for the period  (1.5)  (0.6)  0.4  Financing Expenses, net  1.4  1.3  1.3  Taxes on Income  -  -  -  Depreciation  2.4  2.5  2.5  Ebitda  2.3  3.2  4.2  Interest on bank loans  -0.5  -0.4  -0.4  Taxes on Income  -  -  -  Adjusted FFO  1.8  2.8  3.8